

WE MUST STOP CLIMATE CHANGE

for ourselves and our children before it's too late:
rising seas, extreme weather, habitat loss, crop failure, drought, ocean acidification, climate refugees, new disease vectors...



HiveMind
Terreform Earth

The Challenge

To prevent catastrophic climate change: emissions need to peak in 2020, decline 20% by 2030, and reach zero by 2050.

That won't happen in any credible scenario.

So we need to draw down CO2:
10 Gigatons every year by 2025
25 Gigatons every year by 2035
50 Gigatons every year by 2045
1 trillion tons by 2100



90 CMIP5 Climate Models

HadCRUT4 Surface

UAH Lower Troposphere

Departure from 1979-83 Average (deg. C)

HiveMind
Terreform Earth

HiveMind's Mycelium Vaults
Are Powered by Photosynthesis

- Our technology increases CO2 capture and sequestration by several orders of magnitude.

- Our current per ton capture rate is $11; an order of magnitude less than Technical Direct Air Capture's $150 .

- HiveMind's technology was verified by EEVS.

- Technology verified to increase energy efficiency.

HiveMind
Terreform Earth



Hivemind Team



JOSEPH KELLY: Executive Director

Joseph is a serial entrepreneur and climate activist, Tedx Talker, and has been nominated for a Katerva Prize for his work with HiveMind.

MARCELA NAVARRO: Chief of Corporate Growth

Marcela has had a twenty-year career in banking, global supply chain, and sustainable innovations. London office.

ANDREW GRIEVE: Chief of Licensing

Andrew is director of Weather Proofing Advisors Limited that services six of the world's top ten carbon emitters with green roofs.

Dr. WENDY TAHERI: Mycologist

Dr. Taheri is one of world's the top experts in the use of mycorrhizal fungi for CO_2 sequestration.

HiveMind
Terreform Earth

A D D E N D U M

1.) EEVS VERIFICATION

2.) CONGRATULATIONS LETTER ON ACCEPTANCE INTO TRIAL PHASE OF CUMMINS ENVIRONMENTAL GATEWAY

3.) CASE STUDY HUDDERSFIELD

4) META ANALYSIS OF 38 GREEN ROOFS CARBON VAULTS

5.) TECHNICAL NOTES